

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

> **Re: Bequest Bonds I, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted April 16, 2024**
> **CIK No. 0002016678**

Dear Shawn Muneio:

We have reviewed your draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A

Offering Circular Summary, page 1

1. We note LMMS Management LLC will own 100% of the common shares of the company. Please tell us when LMMS Management LLC was formed and whether it has any existing operations.

2. We note the company reserves the right to tokenize the bonds in the future. Please disclose your intent to tokenize the bonds and provide a comprehensive description of the tokenization process.

3. We note your disclosure that the company was formed on February 20, 2024, and has no operating or financial history or assets. You also disclose that accrued interest will be paid monthly beginning immediately following the first full fiscal quarter after the initial closing in the offering and continuing until the maturity date, and that you expect to operate the company for an estimated period of five to seven years. On page 11, you state

that the interest payments investors receive may be reduced pending the investment of the offering proceeds. Throughout the filing, as applicable, please disclose how you plan to fund interest payments, redemptions and principal payments at maturity.  Also disclose when you expect to make an investment with the offering proceeds, as there is no minimum number of bonds that need to be sold as a condition of closing your offering. Add appropriate disclosure regarding these risks.

Management Discussion, page 31

4.      Please disclose the age and employment for the last five years of each director and officer, including principal occupations and employment during that period and the name of any organization in which such occupations and employment were held. See Item 10 of Form 1-A.

Related Party Transactions, page 32

5.      We note your statement that "it is likely that a large portion of the funds raised in this offering will be invested in companies that are owned and operated by affiliates of the Manager." Please explain to us how this statement is consistent with your disclosure, under Use of Proceeds on page 18, that you "intend to use approximately 90% of the net proceeds from this offering to purchase or otherwise acquire mortgages and other liens on and interests in real estate as well as real estate-type interests, to include commercial real estate and real estate related technology." Also, tell us if any investments in companies that are owned and/or operated by the manager are considered probable, and how you made that determination. As part of your response, tell us if you have any negotiations, agreements for acquisitions, letters of intent, or if any companies have been identified.

6.      Under Ownership Interest of Management, please disclose in greater detail the fees and compensation that LMMS Management LLC is entitled to receive from the company, as set forth the management services agreement and any other applicable agreement.

7.      Please describe in greater detail how the company "will ensure that the purchased assets are valued at market level pricing and will not pay a price in excess of such valuation for such assets."

Notes to the Financial Statements
3. Operating and management services agreements, page F-13

8.      We note the company has entered into a Management Services Agreement with B and B Management, LLC. Please confirm that "B and B Management, LLC" is the same as "LMMS Management LLC."

General

9.    We note that the bonds in this offering will be offered and sold through the websites www.bqfunds.com and www.bytefederal.com, as well as through Byte Federal, Inc. platforms. Please disclose your relationship with these entities and file as exhibits any agreements related to your offers and sales through these websites and platforms. Also tell us whether the entities that will offer and sell your bonds on their websites and/or platforms are registered as broker dealers.

10.    If applicable, please provide prior performance tables for prior programs with similar investment objectives as required by Industry Guide 5. See Item 7(c) of Form 1-A.

11.    We note that you have filed your audited financial statements as exhibit 99.1. Please revise to include your audited financial statements as part of the offering statement and not as an exhibit. See Part F/S (a)(1) of Form 1-A.

Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Brian T. Gallagher, Esq.